Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: June 7, 2021

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“De-SPAC with Origin Materials—June 4, 2021”

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ICR De-SPAC Webinar (06/04) – Transcript

Available Online at: ICR Events_ De-SPAC with Origin Materials - Rev

Ashish Gupta:

Good morning. Thank you for joining us for the ICR DE-SPAC webinar, featuring Origin materials, hosted by Mark Connelly. We’re pleased to have Origin co-founder and co-CEO John Bissell, co-CEO Rich Riley, Artius Acquisition Corp CEO Boon Sim, and Stephens managing director and basic materials analyst, Mark Connelly.

Ashish Gupta:

The event is one hour and will include a 45 minute discussion with Origin and Artius management and Mark, followed by 15 minutes of Q&A from audience members. I’d like to briefly introduce the panels. John Bissell, co-founder and co-CEO of Origin materials, is a chemical engineer by training and co-founded Origin in 2008 along with Ryan Smith, Origin CTO. Prior to Origin, John worked at a spin out of Aerojet focused on high energy chemistry stuff that makes solid rocket fuel to pharmaceutical products.

Ashish Gupta:

Origin co-CEO Rich Riley started his career on Wall Street and quickly became a tech entrepreneur and sold his business to Yahoo, where he became a member of the senior management team. Prior to Origin, Rich was most recently CEO of Shazam. Boon Sim is CEO of Artius Capital Partners and was previously head of global M&A at CSFB. Most recently, prior to Artius, Boon was CIO of Temasek.

Ashish Gupta:

Mark Connelly has been a top ranked paper and packaging and chemicals analyst for more than two decades, is known as a thought leader on industry structure consolidation with his forward looking research. With that, we will start with a short video on Origin materials, followed by 45 minutes of fireside chat hosted by Mark. We will end the hour with audience Q&A. You can enter your questions now through the website. We look forward to your participation.

Mark Connelly:

We hear so many companies these days promising to reduce their use of fossil fuels, reduce their carbon footprint, and become more sustainable. And in some businesses, that’s easier to do than others. But I think that the words “disruptive” and “sustainable” get thrown around much too lightly. And in most cases, the word “incremental” probably would make a lot more sense.

Mark Connelly:

And remember, for many companies, carbon offsets not carbon reductions, are the focal point. Origin has a technology to compete in businesses that are fossil fuel and carbon intensive, and yet, its carbon footprint isn’t just lower, it’s actually negative. And that’s when you start to understand that as investors, we really need to be more discerning about what the words “disruptive” and “sustainable” really mean. Origin replaces fossil fuel as a raw material with biomass. It does that in a massive end market, plastic, and it does it on a cost competitive basis.

Mark Connelly:

You’ve seen lots of companies introduce sustainable alternatives and they tell us that the price premium is worth it, but to really capture share and gain scale, you either need to be fully cost competitive or you need a massive political lobby to give you subsidies and some other crutches. Origin is competitive on cost, not based on a willingness to pay a premium or based on subsidies or regulations.

Mark Connelly:

So let’s dive in. As Ashish mentioned, we have with us John Bissell, who founded Origin in 2008 and now serves as co-CEO, and Rich Riley, his partner and co-CEO. Welcome, John and Rich. What I’d like to do is start with a conversation about the technology and the feedstocks, and then talk about the end markets. And then we can talk about some of the other markets and the longer term outlook.

Mark Connelly:

So let’s just dive in. Your technology allows Origin to replace fossil fuel as a feedstock for making plastic with pulpwood, a vastly more sustainable resource. So can you talk about that technology and how you start with the log and end up with CMF, the building ability block of PET? How novel the technology is, how proprietary, how proven.

John Bissell:

Yeah, sure. So the technology works exactly as you described. We take in pulpwood chips, we put that into our reactor, which is effectively sort of like a liquid digester. So we have our reagents and chemicals in the liquid. You put in the chips. In one reaction step, we convert from the pulpwood chips through into R2 intermediates, CMF and HTC, which are our proprietary intermediates that we can use to flexibly make all sorts of different products on the other side.

John Bissell:

And the key here really is that pulpwood as a feedstock, it’s readily available, it’s inexpensive, the logistics are well worked out. Millions and millions, tens of millions, probably hundreds of millions of times, are delivered on a regular basis to existing pulp plants. So it’s well understood that this feed stock, the characteristics and the cost of this feed stock and the logistics of it.

Mark Connelly:

Let’s talk about pulpwood for a second. I’ve been covering chemicals and wood for a long time. We have to be really careful to distinguish between wood pulp and pulpwood. Most materials investors are much more familiar with wood pulp which is super volatile, has a huge environmental footprint. Right now, prices are sky high. So can you talk about pulpwood and make sure that we don’t mess up that distinction?

John Bissell:

Yeah, that’s a great ... We get that question a lot, or that, I should say, misapprehension. Wood pulp is the output product of a kraft pulp refinery, which means that all of the refining that has gone into that process, which CO2 emissions, water discharge, all that kind of stuff, has already happened in order to make the wood pulp that ultimately is going to go into, whether it’s tissue or a corrugated packaging or something like that. Pulpwood is the feedstock that ends up feeding those pulp plants. We’re using the feedstock on the front end, not the refined product on the back end.

Mark Connelly:

Now let’s come back to the technology itself. How proprietary is what you’re doing and how proven is it?

John Bissell:

It’s quite proprietary. So we have 19 patent families that are filed around the world, and we’re really the only ones who have done this work to develop and scale up the technology. The technology really is ... It hasn’t really been done before much, because largely, it’s somewhat unintuitive on paper. So when you look at this kind of technology, what leads you to develop a technology like this is a really good, fundamental understanding of exactly what’s going on with the chemistry and what’s driving costs and efficiency.

John Bissell:

And that’s really this vein that we followed as we were doing this kind of technology development. And in terms of scale and demonstration, we built pilot plants in 2012, ‘13, ‘14. We’ve been operating those pilot plants since then, producing product that our customers could use and test and qualify. And we’re building our Origin 1 plant right now. The modules are all completed and we’re at the stage where we’re erecting the modules, sticking them onsite, and interconnecting them with the rest of the site as well.

John Bissell:

And that plant will be done at the end of 2022. And that scale up factor is, we’re really going from hundreds of gallons of reactive volume on our pilot plant to thousands of gallons at our Origin 1 plant. So there’s a significant scale up, but it’s well within normal scale up parameters.

Mark Connelly:

So John, how does this product compare to the wood products that we’re more familiar with, like rayon?

John Bissell:

It’s interesting. So rayon is a modified cellulose. So you’re taking the cellulose itself, you’re modifying the surface of the cellulose, and then as a result, you get this actually relatively complicated polymer that has a whole bunch of property. It’s a very old technology. It’s good. It’s an interesting technology. From a chemical perspective, there are lots of things about it that are unintuitive and cool.

John Bissell:

But generally speaking, it’s quite high cost and tends to be relatively high waste as well, and produces a polymer that has a lot of beneficial properties, but has some challenging ones as well. And that’s why you haven’t seen rayon expand and sort of take over the world in the last 100 years. What you’ve seen take over the world are polymers like polyethylene and BET because of their properties, because of their behavior, because of their cost structure.

John Bissell:

So what we’re doing is really quite different. You’re looking at, at its base, a similar kind of feed stock, which is cellulose. But of course, as we just discussed, we’re getting the cellulose from pulpwood, whereas, as rayon tends to get it from pulp, wood pulp or something similar to wood pulp. So what we’re doing is breaking that cellulose down, essentially totally reforming it into paraxylene, which ultimately is going to go to PET.

John Bissell:

So we’re making PET, which is a pretty radically different polymer from rayon. It’s been demonstrated to be usable in tons and tons of applications, which is why it’s sort of taken over the world. And we’re making it from cellulose in the same way that rayon’s made from cellulose, but completely different products, completely different technologies.

Mark Connelly:

So starting with a cheaper and more plentiful feedstock and ending up with a higher value molecule on the other end?

John Bissell:

Yeah, exactly right.

Rich Riley:

I want to jump around a little bit right now, because we’re talking about trees and we’re talking about replacing fossil fuels. How do you end up carbon negative?

John Bissell:

So the key here is that trees are basically biological machines to pull carbon out of the air and sequester it into something, whether it’s a leaf or a branch or a trunk, a root. So if you look at the larger picture, what’s happening is, CO2 is coming in, it’s getting sequestered by the tree. And ordinarily what happens is that tree grows up, eventually it dies or leaves detritus. When it dies ... Or in the west, often what happens is it catches fire in a forest fire. Whether it’s decomposing on the ground or it’s going up in smoke in a forest fire, it’s releasing that CO2 back into the atmosphere over time. So what that means is, it pulls it in, it captures it for a period of time, and then it releases it.

John Bissell:

What we’re doing is we’re sort of interrupting that cycle. The tree grows, it captures a bunch of CO2, we take that tree or portions of that tree, and we lock it into our products. So the carbon doesn’t ultimately end up getting released as CO2 back into the atmosphere. It ends up in our products. And when you net that all out, what you end up with is a very, very low carbon footprint.

Mark Connelly:

Now, we’ve talked about pulpwood as a feedstock, but you’ve also pointed out that you can use other forms of biomass. So what are the puts and takes of using a pulpwood versus something else?

John Bissell:

So pulpwood’s key because it’s been well-established as a feedstock for more than a century, something on that order. We know how to move it. We know what it costs. We know what the logistical structure is more broadly. We know how to handle it. And we know that we can get millions of tons of it to a single location on a really regular basis. That’s not true for a lot of the other biomass-based feedstocks.

John Bissell:

So if you look at feedstocks more broadly, one of the core challenges with corn stover, for example ... The USDA really, really pushed corn stover for a time as an agricultural product alongside corn. And the challenge with corn stover, at its core, was really collectional logistics. So how can you get enough corn stover to a single location in order to process it efficiently at the right price? And it turns out that’s not necessarily straightforward to do.

John Bissell:

The other thing that’s interesting about pulpwood is, it’s grown and harvested year round, unlike many of the other agricultural residues that you see. So with a lot of the agriculture ... again, I’ll refer to corn stover ... You end up, you only have a single harvest of corn, typically in the Midwest, per year. So that means that you have to store your corn stover, your feedstock for your plant, for all of the intervening time between harvest, nine to 10 months, something like that.

John Bissell:

And storing that much feedstock in a single location, it’s not so trivial. And that ends up putting a pretty fundamental cap on the efficiency of your feedstock economics, but also on the way that you design your plants. So pulpwood enables us to go to large scale. It enables us to get a predictable feedstock delivery, predictable both in terms of costs and in terms of volume. And we know we don’t have to have exorbitant storage in order to buffer some of the seasonality of the feedstock.

Mark Connelly:

But if we were to think about the-

PART 1 OF 4 ENDS [00:16:04]

John Bissell:

[inaudible 00:16:00].

Mark Connelly:

If we were to think about the future and expansion, your ability to use other feedstocks means that you could potentially take this technology to parts of the world where, in China for example, pulp was really hard to get, so they’re importing all of that. There’s plenty of places in the world where there are other biomass materials that might make this even more flexible.

John Bissell:

No question. Outside of North America, we’ve looked at lots of different feedstocks that make a ton of sense. One in particular is rice hulls and rice straw. So those are both feedstocks that interestingly do get collected at large scale and centralized into single spots, especially in Asia. [inaudible 00:16:44] rice hulls is that in a liquid based system like ours, is not so hard. It makes a lot of sense. In fact, in many ways, some of those feedstocks are even better than pulp wood.

Mark Connelly:

So, before we leave this, the material side, your first plant is at Sarnia, which we tend to think of as a plastics location, not a biomass location. So what makes a good location? What makes a pulp wood-based product at a plastic location makes sense? And then maybe if you could start walking us through the way you think about the economics.

John Bissell:

Yeah, sure. The Sarnia a plant, it’s a bit smaller plant. It’s not a world scale plant, so the objective was to optimize for some of the strategic imperatives around product more so than optimizing just straight [inaudible 00:17:36] to your point. There isn’t a massive timber industry around Sonia directly, although there is quite a bit of feedstock available still.

Mark Connelly:

Sure.

John Bissell:

For the larger plants though, it’s got to be close to the feedstock. We get asked a lot is it better to be close to your feedstock or close to your customers? I mean, of course the answer is both if you can. But if you have to choose, you choose feedstock because feedstock is way more expensive to transport than product.

John Bissell:

So as a result, yeah, you want to put our plants in a rich, they call them fiber baskets. You want to have lots of saw mill residue, pins and fines from pulpwood from pulping plants, even pulp sludge is something that our process can use. The output of a pulp plant is something that could be a really good feedstock for us.

John Bissell:

The way we look at this is the core feedstock is one of the major drivers of the economics associated with this. Of course there’s going to be inputs like capital costs, which can vary by region, labor costs, all those kinds of things, but that’s really the core. And what we see is because of the efficiency of the process, we can get good margins. We’re looking at 50% plus EBITDA margin as we look towards the end of the decade at some of these products.

John Bissell:

And that’s really enabled because the way to think about this, I think, is like a refining process. So a lot of people look to characterize this either to compare it to an existing chemical process that’s maybe taking in [inaudible 00:19:06] and making polystyrene or something like that. And they say, “Man, it seems like you guys have a really big margin here.” And we do compared to that, a process like that. But I think a more applicable comparison is actually looking at an oil production well plus the associated refinery, and looking at that as the value stack. And there, I think you’ll find margins that look a lot like ours in general.

Mark Connelly:

Okay, okay. With the decline in paper demand, pulpwood has a couple of end markets, but making paper and cardboard boxes is the big one. A couple of higher value ones, but they’re pretty small. With the decline in paper demand, you’re talking about needing to be near the feedstock. There’s a lot of locations of these old assets that are shutting down or are desperately looking to be repurposed. Is there much economic value in that for you? Is there an opportunity there?

John Bissell:

Absolutely. You’re exactly right, we look to those kinds of old assets as really opportune sites for us to build our plants. So one, they have wood yards that are identical to the woods yards that we’ll use. So the way that they handle and process the incoming feedstock is exactly the same way that we’ll process it. So we can use that wholesale. Those can be worth a lot of money. All by themselves, they could be 50 to a $100 million as part of an asset that scale. So there’s a lot of capital efficiency began there.

John Bissell:

There’s also all of their utilities. So steam generation, water treatment, electrical hookups, all that kind of stuff, you need cooling water towers. We can use all of that as well generally. Obviously it depends a little bit site by site, but generally. So that’s another big capital savings.

John Bissell:

Finally, you’re going to get that the various variable costs that come into the plant are going to be relevant as well. So your feedstock supply chain, so the fiber basket that these guys were using is usable by us. And the labor pool. You have a skilled labor pool that was working in a lot of these plants. Unfortunately a lot of them, these plants are sort of hearts and souls of the economic communities that they’re in because they’re often rural communities. They’re major employers. So when these plants shut down, you have a lot of really skilled people that end up... That there isn’t a similar kind of job locally necessarily. So when we come in, we can hire a ton of those people back. They’re very skilled typically, and that gives us a really, really nice pool of labor to hire from when we staff these plants back up.

Mark Connelly:

Well, you mentioned that these assets can be worth a lot to you, but I can tell you from experience they don’t sell for a lot for them. So talk about funding. The funding you’ve put in place and what happens after that. How we should be thinking about the economics of building this model out.

John Bissell:

Yeah. This transaction puts enough cash in the balance sheet for us to fund obviously finishing Origin one, but funds us through Origin two as well. We have excess cash that will, or we’ll expect to have excess cash that we’ll use to fund the beginnings of Origin three also.

John Bissell:

And really the way we see this is for Origin two, we can project finance it. We have great off-take agreements with AAA customers. The feedstock can be contracted to a substantial amount. And you can wrap these projects as well with EBC. So you have lump sum term kind of projects. You put all that together and you can really access project financing quite efficiently.

John Bissell:

Now what we forecast is that we’ll have 50% loan to cost as our project financing, but that’s a pretty conservative assumption, especially as we look around in the financial markets. I think there’s going to be a lot more than that available in terms of financing. And we see that as something, we can drive it in that way for future plants as well. Project financing for the future plants, or corporate debt is a way that we could fund that as well. Even with Origin two, the cashflow from that plant is by no means fully consumed by the project finance payments that are required. We’ll have plenty of cash flow available to borrow from, to fund future projects.

Mark Connelly:

Okay. Finally, I really wanted to dig into the technology that way because I think it’s just so important to understand that side of it. Let’s talk about plastic. A lot of companies tell us that they’re helping the environment by reducing the amount of plastic they use or that their customers use. And they’re encouraged by environmentalists to nilify plastic pretty much every day. Not to downplay the real issues we do have serious problems. We have plastic in the ocean, we have nanoplastics. And reducing plastic is great, but Origin is not trying to get rid of plastic, it’s trying to make it less impactful. So can you talk about why plastic is here to stay, why you’re investing in plastic and the markets that you and your customers can serve to make that positive impact?

John Bissell:

Yeah. You’re sort of alluding to this a little bit, I think, but one of the things that has been forgotten in some of this plastics discussion is that the alternatives can be really, really challenging alternatives from a performance perspective, but perhaps even more so from a climate perspective. So production of steel and glass is extremely carbon intensive, and that tends to true as you look across the spectrum. So plastics are actually one of the best solutions already from an efficiency perspective. Low cost, they tend to perform very well and they tend to be low emissions. So PET is one of the best answers for packaging materials generally from a carbon perspective already. And what we’re doing is we’re making a lot better than it already was.

John Bissell:

I think, plastics, yes, we need to be managing the issues you were just talking about. Plastics in the ocean, microplastics, et cetera. We have a strong view around how we can technologically address some of those things. I think we need to not throw the baby out with the bath water on plastics because I think we’ll find ourselves in a situation where the alternatives are actually much more challenging to manage than the plastics that we have right now. I think our view is how can we take the best options and make them even better, rather than trying to mitigate some of the mediocre options?

Mark Connelly:

Sure. From an investor perspective, we all know that plastic recycling rates are lower than other rates. But as you point out, the carbon impact of plastic is actually more favorable, and the lightweighting and all the other pieces of it. It’s not as if plastic can’t be recycled. It’s one of the other solutions that has to be worked on further.

Mark Connelly:

But can you talk a little bit more about the specific markets, because when most investors think of PET, they think of PET bottles, and there’s a lot bigger market out there. So can you talk about that a bit for us?

John Bissell:

Yeah. Maybe Rich can take this one. Do you want to talk to that?

Rich Riley:

Yeah, you’re exactly right. People, when they think plastics, they think single use plastics. When they think PET, they think water bottles. That’s a big market, but the much bigger market is going into textiles, into cars, into electronics. There’s just an enormous market for PET and for plastics generally, and our materials address all those markets. So a lot of our materials will end up in textiles, cars, in applications like that.

Mark Connelly:

One of the most important points that Origin makes, I think, is when you talk about carbon, is that niche solutions are nice, but you need scale to make real impact. So can you talk about the scale opportunity in your products, in your technology?

Rich Riley:

Yeah, I can talk about that. When we meet with companies that buy enormous quantities of materials, including plastics like PET, and they’re looking for scale solutions. They’re looking to buy tens of thousands of tons of material, and they love that we can do that. We’re entering into five and 10 year contracts to provide very large quantities of materials to our customers. For us, $100 million plus contracts are routine. They’re less interested in that let’s test something, let’s try it on one brand or whatever.

Rich Riley:

Part of that’s because we’re a drop in material. We drop right in, they don’t have to change their product or their machine tooling, which is a very expensive thing for them to have to do. Most biomaterial companies show up with a new material that you’re going to have to make a lot of changes that may be more expensive than the actual material. Then the material itself is frequently two to three times more expensive than it’s fossil analog. And that’s frequently because it comes from a very expensive feedstock. We come in with a material that’s priced competitive. It drops in, it’s economically viable and we can deliver it at scale, and they’re not used to hearing that sort of value proposition. In terms of product market fit with a chief sustainability officer, it’s a fantastic conversation because that’s exactly what they’re looking for.

Mark Connelly:

Now Rich, just as a point of clarification, is your CMF completely fungible? Can they switch back and forth if they need to, or do they have to make a commitment?

Rich Riley:

It’s really flexible. The way these materials end up being made, you can choose to use 100% of our material or 50% of our material, or you really can blend and it’s commonly done in the space. And because we end up chemically identical to the other materials, they have that flexibility. That also just makes it very easy for it to flow right into their current purchasing and production process.

Mark Connelly:

Right. And in the early stages, it limits their supplier risk issue as you guys... Gives you more opportunity to build out your franchise. I want to come back to the portfolio because we’ve been talking about CMF and PET for most of this discussion. John briefly mentioned HTC. So can you talk a little bit more about the HTC side of this process and what the opportunity looks like there?

John Bissell:

Yeah, sure. We make both CMF and HTC. Those are our two intermediates. And the way that chemistry works, we have to make both. Depending on the feedstock, we may make a little bit more of one, a little less of one. We make them in what’s called similar quantities. Excuse me. The HTC is a very different kind of material. Whereas CMF is sort of like a light oil, just physically if you’re looking at it, it looks like a light oil. HTC looks more like used coffee grounds. It’s a really different kind of material.

John Bissell:

What we see for HTC is initially, we’re looking at just fuel for power applications. That’s where it’s going. But there are a lot of really, really exciting things that we can do with it beyond that. So one is carbon black. And we’ve talked about carbon black quite a bit, but what’s interesting about HTC is that the structure of the materials actually sort of clustered nanospheres. It has a really interesting shape to it, which is what makes it so good as a carbon black material.

John Bissell:

What’s different about it is it has a little bit different service functionality. So it’s sort of like carbon black with a bunch of extra do it. You can selectively remove that extra with processing if you want to, or you can leave it on there. If you leave it on there, it’s actually a pretty differentiated material. It would be hard to make it in any other way.

John Bissell:

So we’re excited about going into applications like tires and existing carbon black applications. But one of the things that we’re really excited about with HTC is because of that surface functionality, it’s again, a differentiated carbon black. We actually think there are lots of applications where it can go that carbon black really can’t go very efficiently. We think that’s going to change the way that...

PART 2 OF 4 ENDS [00:32:04]

John Bissell:

... go very efficiently. We think that’s going to change the way that some of our customers really view carbon black. Outside of the tire industry, a lot of these guys put carbon black in, just barely enough to accomplish what they want, which is usually UV protection or even just color, they’re just trying to color the piece black. We think that if you could put a carbon negative material into these plastics, why wouldn’t you change the logic from, “I’m going to put just barely enough to get the effect that I’m looking for,” to “I’m going to put as much of it in as I can possibly put in, because I don’t have to change anything else about the material, I can just shove carbon negative stuff in there.” And, at that point, I think that we’re going to see sort of a tipping point in the way that the market is viewing carbon black, and specifically our carbon black, and I think that’s going to be really, really exciting.

Mark Connelly:

Now carbon black has a very different environmental impact than PDT does. Can you talk a little bit about the E part of that story, the sustainability and helpfulness?

John Bissell:

Yeah, you’re exactly right. Carbon black is a really, really highly emitting process, CO2 and other stuff. Carbon black is basically soot, for those that aren’t in the know, so when you end up with soot on a candle, a candle holder, or the chimney of your fireplace, something like that, that’s effectively carbon black. Carbon black is the industrialization of the production of soot, and they use the same kinds of feedstocks that you would expect to see if you were intentionally making lots of soot. So they use heavy oil products, let’s call it low quality oil products that come out of a refinery that you don’t want to burn in cars or planes, and then they use natural gas. Those are the typical two feedstocks for making carbon black.

John Bissell:

In both cases, you’re emitting a lot of CO2. In fact, the carbon black plants are so highly emitting that, despite the fact that the US doesn’t heavily regulate CO2 emissions, carbon black plants are, let’s call it, extraordinarily difficult to build in the US, to get them permitted, and that’s why you’ve seen vanishingly few built in the US in the last couple of decades. And so it’s a heavily emitting process, and, to your point, part of our value proposition there is it’s functionally an interesting material for... Or HTC’s an interesting material for carbon black, but it’s also taking a really highly carbon emitting material that’s ubiquitous, and it’s making a carbon negative, significantly so.

Mark Connelly:

Now, so we’ve talked about the environmental side. Will that product be cost competitive with what’s out there today, or does it need to be?

John Bissell:

So we predicate, essentially, all our decision making in product development and production and forecasts on being cost parity or better than the existing fossil based process, so that includes with our carbon black approach. So we expect that we could beat the existing carbon black economics, should we need to. When we’re providing functional advantages, we think that there’s extra value that we’re adding, but from just a pure cost perspective, yeah. We think we’re on the left side of the cost curve.

Mark Connelly:

Okay. Now you did mention that a number of the big customers for carbon black are overseas. So does moving into this market mean you’re going to be principally an exporter, or does it mean bringing some of the market opportunity for HTC back to the US?

John Bissell:

There’s quite a bit of domestic demand for carbon black as well. Carbon black specifically is a relatively low density product-

Mark Connelly:

[inaudible 00:35:55] I’m jumping between the two, sorry.

John Bissell:

Oh, okay, got it. Yeah, got it. So with PET... It’s an interesting question. I think we’re seeing demand all across the board, so we’re seeing domestic demand, we’re seeing overseas demand. I think probably that rationalizing... And we will build, ultimately, overseas capacity to supply the overseas demand and build domestic capacity to supply the domestic demand. At the moment, there’s so much demand that that’s not a problem we have to rationalize. Rich, you may have comments on that as well.

Rich Riley:

Yeah, our customers are very global. The European and Japanese companies are specially sort of forward-thinking on climate matters, it seems, and our products are readily transportable within the existing global materials transport infrastructure, so we don’t see it a problem but more of an optimization opportunity over time, to reduce that.

Mark Connelly:

Can you talk a bit about the customer base? Who is the buyer here, since a lot of these are intermediate products? And who’s making the call on it, even if they’re not the buyer?

Rich Riley:

Yeah, that’s a great question. So we typically start with a chief sustainability officer, which is a relatively new role that there weren’t that many of them two years ago, and now it seems that almost every company has one. And so it typically starts with the chief sustainability officer, chief technology officer, materials experts within these companies. And in some industries, like CPG, they buy a lot directly. They’re very vertically integrated and so we can actually sell directly to them. In some of our major in markets like apparel, they tend not to produce their own products, and so they’ve got a supply chain. And so we work with them to integrate into their supply chain, which we’re happy to do.

Rich Riley:

And so an example of that is our announcement with PrimaLoft, which, on the other side of PrimaLoft, are nine brands that buy from PrimaLoft, and so it’s a great way for us to efficiently get to 900 brands on the other side. Automotive is similar, with a fairly complicated supply chain, and then retail is even more complicated, where they really are buying end products and not intermediate chemicals and other materials, and we’ll partner with them to spec into the supply chain.

Rich Riley:

So we’re very adaptable, in terms of working through the various sort of verticals in the way they want to get the materials. What’s consistent across all of them is they all are under a lot of pressure to decarbonize and to transition to sustainable materials, and so the supply chains, the customers are feeling it from their senior leadership and shareholders, et cetera. The supply chain’s feeling it from their customers, and so there’s sort of a lot of alignment in terms of finding solutions, and we sort of navigate that framework.

Mark Connelly:

Now I want to ask a question that’s sort of short term and long term at the same time, because you’ve touched on the opportunities short term in HTC, including pellets and things like that that are still relatively of low value, but you’ve also talked about much higher performance opportunities for both CMF and HTC over time. So can you talk about how important it is to tackle those in parallel?

Mark Connelly:

You’re going to be producing both products. How important is it to be pushing towards those advanced materials at the same time and do you have much flexibility there, and what should we be thinking about as your sort of base plan?

John Bissell:

Yeah, it’s a great question. So the first interesting part of that is our plants... When we look at these higher performance materials, a lot of the times it’s just sort of the last 10 or 15% of the processing that needs to be changed in order to deliver these higher performance materials. The vast majority of our production train is the same. And that’s really why we think of this as a platform, is because so much of the work is applicable from application to application. So that’s one.

John Bissell:

I think, two, when we’re looking at a lot of these higher performance materials... Higher performance, by the way, almost invariably means different, and different means that there’s something that’s got to be changed by the application or the way that the thing’s being used in order to take advantage of the higher performance. I’ll take a sort of esoteric example, but carbon fiber can’t just replace steel in car bodies, right? If you’re going to swap those two, you’ve got to redesign some things, you’ve got to redesign the way you make it, even though carbon fiber might be a much more highly performing material than steel.

John Bissell:

Now that’s an extreme example, but with our products, usually what we’re seeing is significant performance improvements but it still sort of fits in the same box, in many ways, that the application would ordinarily fit. But there’s still some tweaks, there are still some changes that need to be made, and that can take some time. Companies don’t just change their materials on a dime, that’s why we start with drop-in stuff, but we want to be sort of moving them along all the way through. And that’s actually the strategic purpose of Origin One. So Origin One, smaller plant, but what it’s doing is it’s producing rail car quantities of material that our customers can use in performance advantaged applications early on so that they can start to adjust their supply chain, their products, their packaging, over to a higher performance material so that they can scale later.

John Bissell:

So if we want to be able to move into those higher performance materials as products later, 10 years from now or five years from now, we need to start supplying the customers that are going to use those higher performance materials sooner rather than later so that we can make the change.

Mark Connelly:

I want to come back to that in just a second, but in the context of what you’ve just said about requiring significant changes sometimes, where does the Eastman patent on PEF fit in with that?

John Bissell:

Oh, that’s interesting. Yeah, so I’d say, broadly speaking, sort of FTC and PEF are interesting polymers that expand the utility or the use cases for PET. And so that’s sort of the way to think about it, it’s almost like a next generation PET. We licensed some of Eastman intellectual property there because one, Eastman’s a great technology developer, just in general, and so we have a lot of respect for the technology they develop. And because it was available, it made sense for us to sort of pick that IP up and have it available for either customers that wanted to go downstream of CMF into FTCA, or perhaps for us to use to produce FTCA for our customers for PETF.

John Bissell:

So it was sort of an opportunistic intellectual property pickup, but it was broadly in service of exactly what you’re talking about, which is developing IP to get to performance advantage products over time. PEF, which is the material that can be made from that Eastman technology, is essentially a next generation PET, but with better barrier properties, better thermal properties. It’s still recyclable, and it has degradable properties. So when you get that material out in the environment, it performs not like a petroleum-based polymer that takes... Or a non-degradable polymer that may take hundreds of years to degrade, it degrades much, much more quickly than that. And so we’re pretty excited about the idea that you can bring a PET with better properties that also degrades in the environment to the market.

Mark Connelly:

Now John, you had touched on that issue of the recycling earlier, you were saying that you had some thoughts on sort of the future of plastic in a country that really doesn’t recycle. We have companies out there now that are introducing compostable plastics, biodegradable plastics, some made from renewable resources, some not. Can you talk about how your product sort of fits in in the long term, as you think about those issues of recyclability and biodegradability?

John Bissell:

Yeah. So first, I think it’s important to understand that, by far, the best carbon solution is to recycle these materials as an end of life, and so that’s sort of our highest priority. Now, you can’t always do that, either because of behavioral regions or sometimes it’s just logistical and economic reasons, it can be challenging to recycle things. And so I think, from a climate perspective, the second best answer is to actually put it in the landfill. Because at least when it’s going to the landfill, it’s trapped, it’s staying there. You could sort of think of landfills as carbon sequestration, if you want to. That’s essentially what we’re doing to CO2 when we carbon capture, we stick it back in the ground. We’re just putting it in a cavern instead of a landfill. So I think that’s the second best answer.

John Bissell:

Now if the materials leak, so to speak, from the sort of end of life supply chain and they end up in the environment, that’s a really bad outcome. In that situation, it is vastly better that the thing degrades in some fashion. Whether it’s biodegradation or it’s slightly slower degradation, via the compostable materials, something along those lines. That’s a way better outcome than just having a plastic sitting out there. However, it’s important to remember that when something biodegrades or composts, it’s putting the carbon back in the atmosphere, and I don’t think we want that to be the primary desired outcome. We don’t want to convert all of our plastics over into, in an extreme hypothetical, into stuff that is ultimately going to return all the carbon to the atmosphere. That would be, at the very least, say, losing a real opportunity to keep the carbon trapped.

John Bissell:

And so our view is you trap the carbon in the material in the first place, and then you recycle it indefinitely, if you can. And what you’re doing is you’re sort of directly pulling carbon out of the sky and then reusing it as our materials, in perpetuity, ideally.

Mark Connelly:

Right, right. [crosstalk 00:46:16]

John Bissell:

Oh, go ahead.

Mark Connelly:

We’re almost out of time. We need to leave some time for Q&A, but I really did want to just come back from one last comment to make sure I have it right.

Mark Connelly:

As I think about your portfolio, you have, in essence, a sort of baseline CMF product that is completely fungible in the market. It can go in today, you can sell it to anybody who wants it. You’ve got HTC products that have maybe not the highest value, but there are readily available market for them. And so you have a core base of business opportunity on both HTC and CMF, as you then spend your energy and resources moving as much of that product up the curve into higher value applications. Is that more or less the right way to think about this?

John Bissell:

I think it’s a great way to think about that, very nicely said.

Mark Connelly:

Okay. Well, unfortunately we are running out, so let me hand it back to Ashish to take care of Q&A.

Ashish Gupta:

Thanks, Mark. We have a lot of great questions from participants. So the first question comes from Jao, I hope I’m pronouncing his name correctly, regarding the partnerships that were announced. Will OM be producing or will license its this technology while it doesn’t have the production up and running?

Rich Riley:

So the contracts that we’re signing will be delivered from our plants from OM1, OM2 and we’re even taking orders on OM3 as we continue to get more and more demand. Over time, we do hope to find partners to license and be able to build even more plants, even more rapidly and go after this trillion dollars of [inaudible 00:51:01] but the contracts we’re announcing will all be coming from [inaudible 00:51:04] facilities.

Ashish Gupta:

Great. Thanks for that, Rich. Can you all give us any update on the government incentives support for Origin 2? The questioner’s asking about the reference to 185 million from the [inaudible 00:51:21] presentation and then the follow up, did the company receive any subsidies for Origin 1?

John Bissell:

Yeah, sure. So we’re in the site selection process right now. So generally speaking, anything that’s any sort of incentive is going to be intimately connected to the site that we choose for Origin 2. So I can’t give much from that big there. In terms of Origin 1, we did receive some support from Canadian agencies for Origin 1. So we’ve navigated that kind of thing before and actually I have a great partnership with them.

Ashish Gupta:

Great. Thanks, John. Can you talk about the closest comps to Origin? A lot of investors are curious about BioAmber and Eventium as a comparison, but they don’t seem to comp.

John Bissell:

Yeah. So I think we get a lot of questions around BioAmber because we’re at the [inaudible 00:52:14] site with Origin 1 up in Sarnia. There’s no relationship between us and BioAmber. We know them as a company, I know some of the folks there and the building, the place where they built their plant is relatively close to our plant. I think I could probably hit it with a rock if I threw it really hard, but there’s no other, the technology is completely different. The products are completely different. The people at the companies are completely different. I don’t think we even share any investors.

Ashish Gupta:

Sure. I guess the question I was trying to get to, who do you think you should be compared against?

John Bissell:

Rich, do you want to take that one?

Rich Riley:

Yeah, I think, we don’t compete against other companies when we’re getting these contracts. We’re really just getting people to transition from the way they’ve always done it and buying petroleum-based materials to buying our materials. And so I think comps would be other companies like that, that are positioned as the clear category leader in a category with the trillion dollars of Tam and a massive headstart over any other potential competition. And so the company we think about the most is Tesla, to be honest, in terms of how they’ve developed and how they’ve disrupted the automotive industry. And I’m sure there are other examples like that, but think of clear category leaders in massive Tam markets that have enormous head starts.

Ashish Gupta:

Yeah. Maybe Google search. Next question is for Boon. I was very amazed by the spec team. Will Boon Sim and Charles Drucker join the board of directors of Origin Materials? If so, what can you bring to the table? So a member of the Boon fan club, it sounds like.

Boon Sim:

Thank you, Ashish. Yes, Boon, myself, Charles, and one other partner, Karen Richardson will be joining the board of Origin. And Karen actually has graciously agreed to be the chairperson of the board. So we’re excited, we’re committed to making Origin the next Tesla of the materials industry. And there’s really no expiration date in terms of our directorship. I would say that Rich and John would have to carry us out of our chairs to get us to leave.

Ashish Gupta:

Great. Thank you for that. Who are your customers and how are you going to market? Are there a long-term taker pay contracts similar to the large pallet players?

Rich Riley:

Yeah, so our customers that we’ve announced so far are major CPG companies, Pepsi, Nestle, and [inaudible 00:54:54] notably that collectively by almost 5 million metric tons of PET a year as an example of a very large customers and even much, much larger over time. Automotive companies, like I mentioned, we announced a partnership with Solvay, which is a leading European chemical company that will build on top of our platform products and take those to very high value applications that actually go inside the engines of cars and we’ve got a lot more work going on there. Apparel, we’ve announced partnerships with AEI SANS cynical fibers and PrimaLoft, and are very excited. Enormous amounts of PET fibers go into apparel and so we’re really excited about that market. And we’ve also announced deals in the infrastructure and construction materials market with ACI [inaudible 00:55:45] and also with Step On to go in to commercial building materials. And our pipeline includes everything from toys to toner and everything in between. So you can expect us to continue having a pipeline of exciting announcements of new partnerships.

Ashish Gupta:

Great. The next question is what are the environmental issues taking wood and turning it into plastic?

John Bissell:

So I don’t think there’s significant environmental issues that aren’t captured in our LC, which is available, you can go get our LC off the website. It’s a pretty comprehensive sort of approach. And it was commissioned by three of our customers, Nestle, Pepsi and [inaudible 00:56:33] and done by Deloitte. So it wasn’t done, we actually cooperated with all of the synthesis of the LTA outlets, but it wasn’t commissioned by us. But generally speaking, you could think of it as a pretty difficult chemical process in the sense that a lot of the carbon benefit is coming from the [inaudible 00:56:53] that we’re using. But we do have, when you’re generating steam, you’re using electricity, there may be emissions that are coming from the production of those, and that’s netted out against the benefit from the feedback. There are other ingredients as well.

John Bissell:

Obviously like any plant we’re going to use processed water, we’re going to use utility water, cooling water. So there’s a little bit of consumption of materials there, but it’s pretty low compared to the impact of using beneficial feedstock and then producing a relatively efficient plant. So those are mostly, I don’t know if I’d call them rounding errors, but there’s certainly a second order.

Ashish Gupta:

Yeah.

Rich Riley:

And I would say when you think about us, our mission is to decarbonize the world and we are here to help our customers accomplish their de-carbonization and sustainability goals. So we are committed to be at the cutting edge of environmental responsibility, friendliness and looking for every way we can to reduce the carbon footprint and lead by example in terms of how we do business.

Ashish Gupta:

That’s great. How do you think about the return on investment of building facilities and how confident are you in those assumptions?

John Bissell:

So I think we disclose a little bit of that expected ROIC for this plants, but you’re looking at mid thirties to fifties is the range as we build facilities towards the end of the decade. Generally speaking, we’re pretty confident around all of these things. The third-party reports that were done to SSS their estimation of the variable costs variability was on the order for 5%. Now of course, if you see input costs go up across the board, then that’s going to impact us in some significant way. But when you have a relatively high margin like we do, you’ve got plenty of space for that. The ROIC is obviously also a function of cap ex. Any capital project is going to have some variability until you get further down the line. But I don’t think there’s any more variability in our capital project costs than you would see for a typical one of the same scale.

Ashish Gupta:

And of course customer demand provides you at least some visibility on the top line.

John Bissell:

Yeah. And that’s actually a good point too. I think there’s probably more variability, in this case positive, for us over the forecast period in carbon pricing that isn’t baked into our pricing then there is on cost inputs.

Ashish Gupta:

Great. I guess while we’re talking about facilities, I’ve got two more here. What is the maximum expected revenue from Origin 1 and Origin 2?

John Bissell:

I don’t know, maximum depends on price. And I think that we’re seeing prices rise over time. So I don’t know if I can put a maximum on it. I’d say the expected revenue is, it’s consistent with our forecast on our slides, but I think Origin 2 is circa 700 million in top line revenue. And then we’re looking at another 100 in change, 120 off of Origin 1. So you put the two together and that’s what you’re looking at.

Ashish Gupta:

Great. So I think the last, oh yeah, another question here, but the second to last question, penultimate, you talked about this during the fireside with Mark, but how will you fund Origin 3 and feature factories? Are you considering dilution? And then there’s a little side note there, if the technology works in a scalable, then dilution won’t matter probably, but just the question was around funding of the facility and future facilities, Origin 3 onwards.

John Bissell:

Yeah. Generally speaking, we look at it as self-funding past Origin 2, but I think, like anything you’re always going to look at what’s your weighted average capital costs for, what’s the best way to fund this kind of stuff. I don’t think we’re any different in that sense.

Ashish Gupta:

Sure. The question here, are the contracts guaranteed or can customers back out?

Rich Riley:

Yeah. So our customer conversation normally starts with a capacity reservation, which is like a letter of intent, specifying product, quantity, and price. It’s been approved at the highest levels of our customers. We typically do a joint press release to announce that we’re working together. And then that reserves those materials for that customer and gives us some time to move into the taker pay contracts, which are designed to support the project financing that’ll be used for these facilities, which are much longer documents and air-tight for purposes of a lender, making a lender comfortable. And so that gives us time to get there. So in our slides, we talk about having the capacity reservations, which is the start and then the off taker [inaudible 01:01:58] and we fully expect our capacity reservations to entirely convert into offtake agreements.

Ashish Gupta:

Wonderful. I think with that, we’ll probably wrap up here. We’re a little bit over. Want to thank everybody for joining us today. Thank all the participants on the line, a special thanks to Origin and Mark Connelly for hosting the event. And with that, I’ll turn it to Rich for any closing remarks.

Rich Riley:

Yeah, thanks Ashish. I just wanted to thank you all for joining us today and your interest in Origin. And we look forward to continuing the conversation and keeping you updated as we build this exciting business.

PART 4 OF 4 ENDS [01:02:40]

About Artius

Artius Acquisition Inc (“Artius”) (NASDAQ:AACQ) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former Chariman and CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC.

For more information, visit https://www.artiuscapital.com/acquisition.

About Origin Materials

Headquartered in West Sacramento, Micromidas, Inc. d/b/a Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact have been validated by trusted third parties and are supported by a growing list of major global customers and investors. Origin Materials’ first commercial plant is expected to be operational in 2022 with a second commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade.

For more information, visit www.originmaterials.com.

Important Information for Investors and Stockholders

In connection with the proposed business combination of Origin and Artius (such proposed combination, the “proposed transaction”), Artius filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC on May 18, 2021, which includes a preliminary proxy statement to be distributed to holders of Artius’s ordinary shares in connection with Artius’s solicitation of proxies for the vote by Artius’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s and Origin Materials’ stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Artius will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215 New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the shareholders of Artius or stockholders of Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’s shareholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Artius and Origin Materials presently do not know, or that Artius and Origin Materials currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Artius’s and Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Artius and Origin Materials anticipate that subsequent events and developments will cause its assessments to change. However, while Artius and Origin Materials may elect to update these forward-looking statements at some point in the future, Artius and Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Artius’s and Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading other documents Artius has filed, or will file, with the SEC regarding the proposed business combination, including the definitive proxy statement when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668